Via Edgar

October 21, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Curtiss-Wright Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 1-134

Dear Mr. O’Brien:

We are responding to your comment letter dated October 1, 2013 to Glenn E. Tynan, Chief Financial Officer of Curtiss-Wright Corporation relating to the above document.

For ease of response, we have repeated the Staff’s comments in bold text preceding each response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27 Results of Operations, page 31

1.	We note that your foreign operations represents approximately 30% of net sales for each period presented. We further note that foreign earnings before income taxes has steadily increased as a percentage of total earnings before income taxes for each period presented with fiscal year 2012 at 59.4% of the total, fiscal year 2011 at 43.2% of the total, and fiscal year 2010 at 39.5% of the total. In future filings, please include a discussion and analysis of the impact of your foreign operations on your consolidated results of operations along with the material factors impacting your foreign results of operations, especially in light of the disparity in the percentage of net sales and earnings before income taxes. Please discuss the specific business, economic and competitive factors that caused the material decrease in your domestic profit margin and the material increase in your foreign profit margin. The disclosure should enable a reader to understand the magnitude of each impact. Also, please disclose whether these trends are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment for your comparison of fiscal years 2012 and 2011.

Response

We acknowledge the Staff’s comments. We considered Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. We provide excerpts from the referenced guidance:

“(3) Results of operations. (i) Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

We disclose foreign earnings before income taxes within Item 1. Business, Certain Financial Information and we disclose both domestic and foreign earnings before income taxes in Footnote 13. Income Taxes. We provide detailed disclosures of the material factors that impact our results of operations within Management’s Discussion and Analysis of Financial Condition and Results of Operations. We would have included the following disclosure, within Item 1. Business, Certain Financial Information and Footnote 13. Income Taxes to enable the reader to understand the material factors impacting our foreign and domestic results of operations:

“In 2012, 2011, and 2010, our foreign operations generated 59%, 43%, and 40%, respectively, of our pre-tax earnings. The increase in foreign earnings in 2012, as compared to 2011, is primarily due to the accretive impact and operational improvements from our 2011 ACRA acquisition within our Controls segment. The decrease in earnings in our domestic operations is mainly attributable to our Flow Control segment. This segment was negatively impacted by significant items, such as the strike at our EMD facility and changes in estimates on our AP1000 long term contract as well as higher costs related to the start-up of our super vessels facility and lower orders for capital refinery products within the oil and gas division. The impact of these changes is further described in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We feel the additional disclosure above, supplemented with the additional information in our segment discussion provides sufficient detail to allow the reader to reasonably quantify and understand the contributing factors to the changes in our foreign and domestic earnings. We will continue to monitor the trends in our domestic and foreign earnings and indicate in our disclosure the material factors that impact our domestic and foreign earnings.

2.	We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and pension and postretirement obligations adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Response

We acknowledge the Staff’s comments. In future filings, beginning with the Form 10-Q for the period ended September 30, 2013, we will expand our discussion and analysis to include a discussion of any significant changes impacting comprehensive income.

Liquidity and Capital Resources, page 41

3.	In future filings, please expand your discussion and analysis of the consolidated statement of cash flows to include all three fiscal years presented. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

Response

We acknowledge the Staff’s comments. In future filings, we will expand our discussion and analysis to include a discussion of the consolidated statement of cash flows for all three fiscal years presented.

4.	In future periodic reports, please revise your disclosure for the amount of borrowings available under the credit facility to clarify if this amount is available without violating covenants. Please also expand your disclosure for the financial covenants contained in each of your debt agreements to either disclose the amount under your most restrictive covenant (i.e., debt to capitalization limit) as of your most recent balance sheet date. Otherwise, please disclose the definition of this most restrictive covenant. In this regard, we note that the ratio of your current and long-term debt to total equity was 68.5% as of June 30, 2013, and 67.1% as of December 31, 2012. Without further explanation, it would appear that you did not meet your most restrictive financial covenant. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Response

We acknowledge the Staff’s comments. In future filings, we will revise our disclosure regarding the amount of borrowings available under the revolving credit agreement (“credit facility”) to clarify what amount is available for borrowing without violating any of our covenants. In addition, we will include an explicit statement in our disclosures to note that we were in compliance with our most restrictive covenant, which is a measure of our indebtedness to capitalization, where capitalization equals debt plus equity, and is the same for and applies to all of our debt agreements and credit facility.

As of June 30, 2013, and December 31, 2012 our debt to capitalization ratio, as measured under the terms of the note purchase agreements and credit facility, was 44.5%, and 42.1%, respectively compared to a limit of 60%. The detailed calculation is performed within 60 days of our quarter end and 90 days of our year end. Copies of our notes purchase agreements and credit facility are filed with the SEC so that investors can access all details of the agreements, including the definition of our most restrictive covenant.

The relevant disclosures we would have included in our periodic reports on Form 10-Q for the quarterly period ended June 30, 2013 and on Form 10-K for the annual period ended December 31, 2012 are presented below:

“As of June 30, 2013, we were in compliance with our most restrictive covenant, which is the same for all of our debt agreements, our debt to capitalization ratio, which is a measure of our indebtedness to capitalization, where capitalization equals debt plus equity, of 60%. The unused credit available under the credit facility at June 30, 2013 was $450 million, which we had the ability to borrow in full without violating our debt to capitalization covenant. As of June 30, 2013 we had the ability to incur total additional indebtedness of $1.1 billion without violating our debt to capitalization covenant.

As of December 31, 2012, we were in compliance with our most restrictive covenant, which is the same for all of our debt agreements, our debt to capitalization ratio, which is a measure of our indebtedness to capitalization, where capitalization equals debt plus equity, of 60%. The unused credit available under the credit facility at December 31, 2012 was $166 million, which we had the ability to borrow in full without violating our debt to capitalization covenant. As of December 31, 2012 we had the ability to incur total additional indebtedness of $1.1 billion without violating our debt to capitalization covenant.”

5.	Given your significant foreign operations, please enhance your liquidity disclosure to address the following:
•	Disclose the amount of cash and cash equivalents held by foreign subsidiaries as compared to your total amount of cash and cash equivalents as of your most recent balance sheet date. To the extent that one jurisdiction holds a material portion of cash and cash equivalents, please disclose this fact along with the amount.
•	Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.
•	Disclose that your current plans do not demonstrate a need to repatriate the foreign cash and cash equivalents to fund your U.S. operations, if true.

Response

We acknowledge the Staff’s comments. In future filings, we will expand our disclosures to address: (i) cash held by foreign operations, including the disclosure of any material amounts held in one jurisdiction; (ii) any significant legal or economic restrictions which could impact our liquidity or ability to transfer funds to meet cash obligations; and (iii) our current plans do not demonstrate a need to repatriate foreign cash and cash equivalents to fund our U.S. operations.

Critical Accounting Estimates and Policies, page 44

Revenue Recognition, page 44

6.	We note from your disclosures that you generate revenues from the sale of products, services provided and production and service type contracts that use either units-of-delivery or cost-to-cost percentage-of-completion methods. In future filings, please provide more quantitative information for the different sources of revenue generation to allow investors to better understand how your various recognition policies are impacting your consolidated statements of earnings. Please also expand your disclosure to clarify the length of a typical contract using the units-of-delivery percentage-of-completion method and a typical contract using the cost-to-cost percentage-of-completion method. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment.

Response

We acknowledge the Staff’s comments. Approximately 50% of our revenue is from product sales where revenue is recognized on a ship and bill basis and approximately 18% of our revenue is from services, where revenue is recognized as services are provided. Our revenue recognition method for both of these types of revenue streams is described below. The remainder of our revenue is recognized under the percentage of completion accounting method, predominantly measured using the cost to cost method, which represents approximately 22% of total revenue. Other methods of percentage of completion accounting are used, such as milestone or units-of delivery, but do not have a material impact on our results. In future filings, we will provide more quantitative information regarding the impact of our material sources of revenue generation and include in our disclosure the length of a typical contract. In response to this comment, we would have provided the Revenue Recognition section of our Critical Accounting Estimates and Policies to read as follows (for ease of the Staff’s review new disclosures are underlined):

Revenue Recognition

The realization of revenue refers to the timing of its recognition in our accounts and is generally considered realized or realizable and earned when the earnings process is substantially complete and all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) our price to our customer is fixed or determinable; and 4) collectability is reasonably assured.

Revenue is recognized on product sales, which represents approximately 50% of our total revenue, as production units are shipped and title and risk of loss have transferred. Revenue is recognized on service type contracts, which represents approximately 18% of our total revenue, as services are rendered. The majority of our service revenues are generated within our Surface Technologies’ segment, which represented approximately 13% of our total 2012 revenues.

We determine the appropriate method by which we recognize revenue by analyzing the terms and conditions of each contract or arrangement entered into with our customers. The significant estimates we make in recognizing revenue are primarily for long-term contracts accounted for using the cost to cost method of percentage of completion accounting that are associated with the design, development and manufacture of highly engineered industrial products used in commercial and defense applications.

Percentage of completion accounting

Revenue recognized using the cost to cost method of percentage of completion accounting represented approximately 22% of our total net sales in 2012. The average length of our contracts that utilize the cost to cost method of percentage of completion accounting is 4 years. This method recognizes revenue and profit as the contracts progress towards completion. Under the cost to cost method of percentage of completion accounting, sales and profits are recorded based on the ratio of costs incurred to an estimate of costs at completion.

Application of the cost to cost method of percentage-of-completion accounting requires the use of reasonable and dependable estimates of the future material, labor, and overhead costs that will be incurred and a disciplined cost estimating system in which all functions of the business are integrally involved. These estimates are determined based upon industry knowledge and experience of our engineers, project managers, and financial staff. These estimates are significant and reflect changes in cost and operating performance throughout the contract and could have a significant impact on our operating performance. Adjustments to original estimates for contract revenue, estimated costs at completion, and the estimated total profit are often required as work progresses throughout the contract and more information is obtained, even though the scope of work under the contract may not change. These changes are recorded on a cumulative basis in the period they are determined to be necessary.

Under the cost to cost method of percentage of completion accounting, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses are determined to be probable. However, costs may be deferred in anticipation of future contract sales if follow-on production orders are deemed probable. Amounts representing contract change orders are included in revenue only when they can be estimated reliably and their realization is reasonably assured.

In 2012, the aggregate net changes in estimates of contract costs resulted in a decrease to sales and operating income of $9 million and $13 million, respectively. The aggregate net changes in estimates of contract costs for 2011 and 2010 were not material to the consolidated statement of operations for such annual period.

Inventory, page 45

7.	We note that the reserves for inventory obsolescence were reduced by $13.2 million during fiscal year 2012 for the write-off and sale of obsolete inventory. We further note that the total amount of reserves for inventory obsolescence is approximately 3.8 times this amount with similar, if not greater trends, for fiscal years 2011 and 2010. Please provide us with a comprehensive explanation as to why your reserve balance is so much greater than the amounts being written off during the periods, especially in light of the fact that inventory turnover for fiscal year 2012 was 4.0 times. As part of your response, please quantify the amount of inventory as of December 31, 2012, that is comprised of products that either had no sales during fiscal year 2012 or are considered by management to be slow-moving. Further, please expand your disclosure in future filings to identify the specific risk elements that management observed in the inventory portfolio. In this regard, we note that the total reserve balance is 10.9% of gross inventories, or 11.9% of inventories, net excluding costs from long-term contracts.

Response

We acknowledge the Staff’s comments. It is Curtiss-Wright’s policy to reserve for obsolete, defective, excess, or slow moving inventory. We understand your assessment regarding the relationship of our disposed inventory, the total balance in our reserves and the average speed at which our inventory turns. There are a number of reasons for this relationship, including but not limited to, repair or specification revision cycles, minimum economic buys that exceed historical or forecasted requirements, and minimum supplier purchase quantities that exceed customer order quantities. Certain of our products, which are slow moving and reserved for, have long product life cycles, which extend beyond forecasted needs for these products. Accordingly, we generally hold reserved inventory for extended periods, before scrapping and disposing of the reserved inventory, which contributes to a higher level of reserved inventory relative to the level of annual inventory write-offs. Approximately 11.9% of our net inventory as of December 31, 2012 was comprised of products that either had no sales during 2012 or were considered by management to be slow moving. These factors, all contribute to slower write-offs of our reserve. We do not feel that there are any significant risk elements to be disclosed in the inventory portfolio at this time, however, we will continue to monitor our reserves and will expand future filings where appropriate.

In addition, to clarify the relationship between reserved inventory and inventory write-offs, we have updated the Inventory section of our Critical Accounting Estimates and Policies to read as follows (for ease of the Staff’s review new disclosures are underlined):

“Inventory

Inventory costs include materials, direct labor, and purchasing and manufacturing overhead costs, which are stated at the lower of cost or market, where market is limited to the net realizable value. We estimate the net realizable value of our inventories and establish reserves to reduce the carrying amount of these inventories to net realizable value, as necessary. We continually evaluate the adequacy of the inventory reserves by reviewing historical scrap rates, on-hand quantities as compared with historical and projected usage levels, and other anticipated contractual requirements. We generally hold reserved inventory for extended periods, before scrapping and disposing of the reserved inventory, which contributes to a higher level of reserved inventory relative to the level of annual inventory write-offs. The stated inventory costs are also reflective of the estimates used in applying the percentage-of-completion revenue recognition method.

We purchase materials for the manufacture of components for sale. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected price, future estimated availability, existing and projected contracts to produce certain items, and the estimated needs for our businesses.

For certain of our long-term contracts, we utilize progress billings, which represent amounts billed to customers prior to the delivery of goods and services and are recorded as a reduction to inventory and receivables. Amounts are first applied to unbilled receivables and any remainder is then applied to inventory. Progress billings are generally based on costs incurred, including direct costs, overhead, and general and administrative costs.”

Goodwill, page 47

8.	In future filings, please define the reporting unit level at which you test goodwill for impairment.

Response

We acknowledge the Staff’s comments. In future filings, we will define the reporting unit level at which we test goodwill for impairment.

9.	We note your disclosure that the estimated fair value of the oil and gas reporting unit within the Flow Control segment is not substantially in excess of the carrying amount and has been allocated $187 million of goodwill, which is 14% of total stockholders’ equity. We further note that all of your reporting units had estimated fair values that were substantially in excess of the carrying amounts as of December 31, 2011. In your segment results of operations discussion and analysis, we note that sales in your oil and gas market increased and per your earnings call the increase was 5%. David C. Adam’s discussion of the oil and gas business during the fourth quarter of fiscal year 2012 earnings call appears to indicate that all of the oil and gas business’ future prospects are all positive, especially due to the acquisition of Cimarron and the surge in oil and gas production in the United States. As such, there is a concern that investors may not understand what the known factor is or factors are creating a material uncertainty for the oil and gas reporting unit, as this type of disclosure was not provided. In future filings, please ensure your disclosures clearly explain to investors what the known material uncertainties are and how these material uncertainties may impact your consolidated financial statements. In the case of material uncertainties associated with goodwill impairment charges, please expand your disclosures to address the following:
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	A description of the assumptions that drive the estimated fair value. Please ensure that your description of the key assumptions is specific to the reporting unit.
•	A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit’s fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.
•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value of the specific reporting unit. In this regard, the future occurrence of the potential indicators of impairment you provide are general and could be applied to any of your reporting units.

Please refer to Item 303(a)(3) of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment.

Response

We acknowledge the Staff’s comments. Based on our annual goodwill impairment test, performed as of October 31, 2012, we determined that our oil and gas reporting unit’s estimated fair value was not substantially in excess of book value. The percentage by which its fair value exceeded carrying value was 16%. This decline in fair value, as compared to October 31, 2011, was primarily due to higher than anticipated costs for the construction of our super vessels and lower than anticipated orders for capital refinery projects. On November 21, 2012, after the date we perform our annual goodwill impairment test, we acquired Cimarron Energy, Inc. David Adam’s discussion of the oil and gas reporting unit during the fourth quarter 2012 earnings release focused on the benefits of the Cimarron acquisition. We intend to leverage revenue synergies with Cimarron by integrating the sales force and cost synergies through in-sourcing manufacturing within the reporting unit.

In future filings, we will ensure our disclosures clearly explain to investors what the known material uncertainties are and how these material uncertainties may impact our consolidated financial statements. In response to this comment, we would have provided the Goodwill section of our Critical Accounting Estimates and Policies to read as follows (for ease of the Staff’s review new disclosures are underlined):

Goodwill

We have $1,013 million in goodwill as of December 31, 2012. Generally, the largest separately identifiable asset from the businesses that we acquire is the value of their assembled workforces, which includes the additional benefit received from management, administrative, marketing, business development, engineering, and technical employees of the acquired businesses. The success of our acquisitions, including the ability to retain existing business and to successfully compete for and win new business, is based on the additional benefit received from management, administrative, marketing, and business development, scientific, engineering, and technical skills and knowledge of our employees rather than on productive capital (plant and equipment, technology, and intellectual property). Therefore, since intangible assets for assembled workforces are part of goodwill, the substantial majority of the intangible assets for our acquired business acquisitions are recognized as goodwill.

The recoverability of goodwill is subject to an annual impairment test based on the estimated fair value of the underlying businesses. The test is performed in the fourth quarter, which coincides with the preparation of our five-year strategic operating plan. Additionally, goodwill is tested for impairment when an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions that we believe are reasonable but inherently uncertain. Actual results may differ from those estimates. To calculate the fair value of a reporting unit, we consider both comparative market multiples as well as estimated discounted cash flows for the reporting unit. The significant estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon the reporting unit’s weighted average cost of capital.

The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. As a supplement, we conduct additional sensitivity analysis to assess the risk for potential impairment based upon changes in the key assumptions such as the discount rate, expected long-term growth rate, and cash flow projections. If an impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of the goodwill on the reporting unit. Based upon the completion of our annual test, we determined that there was no impairment of value and that all reporting units estimated fair values, with the exception of the oil and gas reporting unit within the Flow Control segment, were substantially in excess of their carrying amounts. Therefore, it is not reasonably likely that significant changes in these estimates would occur that would result in an impairment charge related to these assets.

Our oil and gas reporting unit’s fair value exceeded its net book value by 16%.  The decline in fair value, during 2012, was primarily due to higher than anticipated costs for the construction of super vessels and lower than anticipated orders for capital refinery projects. The key assumption that drives the estimated fair value of our oil and gas reporting unit are the revenue and cost projections. If the revenue projections were not able to be obtained due to continued low orders for capital refinery projects or we were unable to lower the cost of production of our super vessels to achieve the projected level of expenses, this could have a potential negative effect on the estimated fair value of our oil and gas reporting unit. On November 21, 2012, after the date we perform our annual goodwill impairment test, the Corporation acquired Cimarron Energy, Inc. which added $68 million of goodwill to our oil and gas reporting unit.  The addition of the Cimarron acquisition is expected to have a positive impact on the fair value of our oil and gas reporting unit.  With the acquisition of Cimarron, Curtiss-Wright is diversifying from its current downstream refining segment into the emerging, high growth U.S. shale oil and gas market in the upstream and midstream segments of the industry. The company intends to leverage revenue synergies with Cimarron by integrating the sales force and cost synergies through in-sourcing manufacturing within the reporting unit.

As of December 31, 2012, the amount of goodwill for our oil and gas reporting unit amounted to $187 million.  While we determined that there was no goodwill impairment of the oil and gas reporting unit as of October 31, 2012, management continues to actively evaluate the current and expected revenue and earnings performance of the reporting unit and is actively managing the successful integration of the Cimarron acquisition.  A significant adverse change in business climate, further impacting the business’s revenue or earnings, the inability to successfully integrate Cimarron, a material negative change in relationships with the reporting unit’s significant customers, a significant decline or delay in capital projects, loss of key personnel, unanticipated competition, or an adverse action or assessment by a regulator, would require an interim assessment prior to the next required annual assessment as of October 31, 2013. If management determines that impairment exists, the impairment will be recognized in the period in which it is identified.

Consolidated Statements of Earnings, page 50

10.	Please provide us with the portion of your revenues that relate to tangible product sales versus revenues from services to demonstrate that your consolidated statements of earnings presentation complies with Article 5-03(b)(1) of Regulation S-X for each period presented. In this regard, we note your disclosures in the Business section that your reportable segments provide your customers with services in addition to the various products discussed. For example, we note that the Oil and Gas Systems division of the Flow Control segment provides the global oil and gas industry with maintenance, repair and overhaul services and support.

Response

We acknowledge the Staff’s comments. Service revenue represents approximately 18% of our total revenue. The majority of our service revenues are generated within our Surface Technologies segment, which represented approximately 13% of our total revenues for 2012. In future filings, beginning with the Form 10-Q for the period ended September 30, 2013, we will include in our income statement separate disclosure of service and product revenues and costs in accordance with Regulation S-X, Article 5-03(b)(1) and (2).

5. Receivables, page 73

11.	In future filings, please provide the disclosures required by Article 5-02.3(c) of Regulation S-X. If the disclosure amounts are immaterial, please disclose this conclusion.

Response

We acknowledge the Staff’s comments. In future filings, we will provide the disclosures required by Article 5-02.3(c) of Regulation S-X or disclose that such amounts are immaterial.

6. Inventories, page 73

12.	Please provide us with the disclosures required by Article 5-02.6(d)(ii) of Regulation S-X for each period presented. Please also confirm to us that you will provide this disclosure in future filings or disclose that such amounts are immaterial.

Response

We acknowledge the Staff’s comments. There were no material amounts to disclose as required by Article 5-02.6(d)(ii) of Regulation S-X in our 2012 Form 10-K. In future filings, we will disclose the amounts required by Article 5-02.6(d)(ii) of Regulation S-X or disclose that such amounts are immaterial.

Schedule II – Valuation and Qualifying Accounts, page 117

13.	We note that you are including amounts related to receivables and inventories acquired from business combinations in your reserve balances. Please tell us your consideration of the guidance in ASC 805-20-30-4.

Response

We acknowledge the Staff’s comments and provide the referenced guidance:

“The acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure. For example, because this Subtopic requires the acquirer to measure acquired receivables, including loans, at their acquisition-date fair values, the acquirer does not recognize a separate valuation allowance for the contractual cash flows that are deemed to be uncollectible at that date.”

Where practical or material in value, we measure each asset and liability in a business combination at fair value. We do not consider the acquired reserve amounts, presented in Schedule II – Valuation and Qualifying Accounts”, which is comprised of multiple acquisitions, to be material in value, individually or in the aggregate. Based upon these factors, we have presented these amounts separately. We note the Staff’s observations and in future filings will ensure the appropriate accounting and disclosure of acquired inventory and receivables reserve balances.

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (973) 541-3710, or in my absence, Glenn Coleman at (973) 541-3720.

Very truly yours,

/s/ Glenn E. Tynan

Glenn E. Tynan, VP Finance and

Chief Financial Officer